Exhibit (a)(9)

Vista Equity Partners Announces Waiver of Financing Proceeds Condition

(SAN DIEGO, CA AND AUSTIN, TX June 17, 2013)—Vista Equity Partners today announced that its affiliates, Tomahawk Acquisition, LLC (“Parent”) and Tomahawk Merger Sub, Inc. (“Purchaser”), waived the “Financing Proceeds Condition” described in the Offer to Purchase in connection with the previously announced tender offer to acquire all of the outstanding shares of common stock of Websense, Inc. (NASDAQ: WBSN) (the “Company”) for $24.75 per share in cash, net to the seller in cash, without interest and less any applicable withholding taxes, if any. The tender offer is scheduled to expire at 9:00 a.m. (New York City time) on Tuesday, June 25, 2013, unless further extended or earlier terminated. All other terms and conditions of the tender offer remain unchanged, including, without limitation, the “Minimum Condition” described in the Offer to Purchase.

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of May 19, 2013, among the Company, Parent and Purchaser. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, the Company will merge with Purchaser and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser or the Company, or shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law, will be automatically cancelled and converted into the right to receive cash equal to the $24.75 offer price per share. In certain cases, the parties have agreed to proceed with a one-step merger transaction if the tender offer is not completed. The Board of Directors of Websense has unanimously approved the proposed acquisition by Vista Equity Partners and recommends that Websense stockholders tender their shares in the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related material are available free of charge from Georgeson Inc., the information agent for the tender offer, toll-free at (866) 277-0928.

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN) is a global leader in protecting organizations from the latest cyber attacks and data theft. Websense TRITON comprehensive security solutions unify web security, email security, mobile security and data loss prevention (DLP) at the lowest total cost of ownership. Tens of thousands of enterprises rely on Websense TRITON security intelligence to stop advanced persistent threats, targeted attacks and evolving malware. Websense prevents data breaches, intellectual property theft and enforces security compliance and best practices. A global network of channel partners distributes scalable, unified appliance- and cloud-based Websense TRITON solutions. Websense TRITON stops more threats; visit www.websense.com/proveit to see proof. To access the latest Websense security insights and connect through social media, please visit social.websense.com. For more information, visit www.websense.com and www.websense.com/triton.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Websense.

The offer to buy securities of Websense described in this press release will be made only pursuant to the offer to purchase and related materials that Vista has filed on Schedule TO with the SEC. In addition, Websense has filed its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Websense has also filed a preliminary proxy statement with the SEC. Additionally, Websense and Vista will file other relevant materials in connection with the proposed acquisition of Websense by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF WEBSENSE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Websense’s Web site at www.websense.com. The Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Websense by directing such request via email to akauffman@websense.com , or in writing to Investor Relations at our corporate headquarters, at 10240 Sorrento Valley Road, San Diego, California 92121.

Websense, Vista and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Websense’s stockholders in connection with the proposed transaction. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available.

Statements in this press release that relate to future results and events, including, without limitation, statements with respect to the completion of the tender offer and the merger, are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 based on Websense’s current expectations regarding the proposed transaction. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Websense’s business may experience significant disruptions due to transaction-related uncertainty or other factors that the parties are unable to successfully implement integration strategies; and other risks that are described in Websense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in its subsequently filed SEC reports. Websense does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.

Investor Contact:

Avelina Kauffman

Websense, Inc.

(858) 320-9364

akauffman@websense.com

Media Contact:

Patricia Hogan

(858) 320-9393

phogan@websense.com